Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 13, 2023

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 166 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 3, 2023, with respect to the Amendment and changes to the investment strategies of the Acruence Active Hedge U.S. Equity ETF (the “Fund”), a series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

General

1.	We note that the Fund is significantly changing its strategy.

i.	Please supplementally inform the Staff why the Board of Trustees (the “Board”) believes these changes are consistent with its fiduciary duties and in the best interests of its shareholders – who did not vote for these changes. In your response:

a.	Explain in detail what information the Board considered, and how it weighed the information in arriving at its decision.

b.	Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the ETF and starting a new ETF.

c.	Support your explanation of the Board’s deliberations with data. For example, if costs were a consideration, provide data on the expected cost savings from the proposed changes, as compared with starting the new ETF.

ii.	Please also explain why the Adviser believes these changes are consistent with its fiduciary duty to this ETF.

iii.	Has the Trust and ETF notified shareholders of this planned change? If so, please provide the Staff with a copy of the notice and when and how it was sent (e.g., letter, email). If not, when will the Trust and the Fund distribute such a notice and how?

iv.	What is the composition of the ETF’s shareholder base (e.g., affiliated vs. unaffiliated, retail vs. institutional, domestic vs. foreign)? What percentage of the Fund’s shares are held by retail investors?

v.	Please inform the Staff in the response letter what percentage of the Fund’s portfolio needs to be repositioned as a result of these changes.

vi.	Have any shareholders (including Authorized Participants) contacted the Trust, ETF, or intermediaries about this planned transaction? If so, describe the nature of such communications, including whether anyone has expressed displeasure or disagreement with the planned transaction or threatened legal action.

Response:

i.
a.	In considering the approval of the changes to the Fund’s principal investment strategies, the Board evaluated a number of factors relevant to its determination. The Board did not identify any single factor as all-important or controlling, and individual Trustees did not necessarily attribute the same weight or importance to each factor. Prior to the Trust filing the Amendment, the Board requested and received, from Toroso Investments, LLC (the “Adviser”), the Fund’s investment adviser, a memorandum summarizing the proposed changes to the Fund’s principal investment strategies, the rationale for such changes, and including the Adviser’s recommendation that the Board authorize the filing of the Amendment to implement such changes. The Board also received a draft of the supplement to the Fund’s registration statement that the Trust intended to file if the Board approved the changes to the Fund’s principal investment strategies and which was subsequently filed on April 6, 2023 and mailed to Fund shareholders. The Board also considered that the proposed changes to the Fund’s principal investment strategies, while material and requiring a filing pursuant to Rule 485(a) under the Securities Act of 1933, did not change the Fund’s investment objective or policy of investing at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) in U.S. equity securities comprising the S&P 500 Index. Furthermore, the Board also noted that, while the Adviser and Acruence Capital, LLC (the “Sub-Adviser), the Fund’s sub-adviser, proposed utilizing additional options strategies to reduce volatility in the Fund’s portfolio, the proposed changes did not involve the use of any types of investments the Fund does not currently have the ability to utilize because the Fund is permitted to invest in options under the current principal investment strategies. The Board also considered regular reporting it received on the Fund’s assets and performance while the Adviser and Sub-Adviser implemented the Fund’s existing investment strategies. The Board considered the proposal from the Adviser in the exercise of its business judgement. The Board, in exercising its fiduciary duties, does not dictate to an investment adviser how to achieve the optimal return for shareholders or what investments to make, but rather relies on the expertise of the Adviser and Sub-Adviser to manage the Fund’s assets. With regard to the Fund, the Board considered the Adviser’s and Sub-Adviser’s expertise and gave deference to the Adviser’s recommendation that the proposed changes would be beneficial to Fund shareholders. The Board considered that the revisions to the principal investment strategies would provide investors with a strategy in which the Adviser has a high degree of conviction.

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b.	As an alternative to the proposed changes to the Fund’s principal investment strategies, the Board considered permitting the Adviser and the Sub-Adviser to continue managing the Fund under the Fund’s existing principal investment strategies. The Board considered, as noted below, that the proposed changes were largely additive in nature and did not preclude the Fund from investing consistently with its existing principal investment strategies. The Board did not consider liquidation as an alternative to the proposed changes in the Fund’s principal investment strategies.

c.	The Board considered that, under the Fund’s unitary fee structure, the proposed changes would not result in a change to the costs borne by shareholders of the Fund. The Board also considered, as part of the materials noted in 1.a., above, data provided by the Adviser that, although the market had suffered declines in the last 12 months, the market volatility was not sufficient to allow the Fund’s use of VIX Options to provide the intended protection against such market declines. Such a representation was provided by the Adviser as support for including additional options strategies as part of the Fund’s principal investment strategies.

ii.	The Adviser believes that the changes to the Fund’s principal investment strategies are in shareholders’ best interests. As an initial matter, the changes remain consistent with the Fund’s investment objective, which is to seek capital appreciation with reduced volatility as compared to the S&P 500 Index.

In addition, the changes are primarily additive in nature in that they provide the Sub-Adviser with additional tools to implement the Fund’s investment strategies. In particular, the Fund’s prior investment strategy enabled the Sub-Adviser to seek to reduce volatility by purchasing option contracts on the VIX Index. Unfortunately, as explained in response to Comment 7 below, this method of seeking volatility reduction did not function as it had historically given recent market declines absent significant market volatility. Therefore, the Sub-Adviser was unable to adequately hedge the Fund’s overall portfolio during recent market declines.

The Fund’s enhanced investment strategy enables the Sub-Adviser to seek to reduce volatility through multiple other means. As a result, if one volatility reduction tool is performing poorly, the Sub-Adviser will be able to use alternative tools to hedge the Fund’s portfolio (i.e., lower volatility). Further, some of the additional strategies will also enable the Sub-Adviser to generate additional income for the Fund (see response to Comment 7 below).

In sum, the changes will provide the Sub-Adviser with additional tools to hedge the Fund’s portfolio and generate income, both of which are expected to ultimately be beneficial to Fund shareholders. The Adviser therefore believes that the Fund’s investment strategy changes are consistent with its fiduciary duties to the Fund.

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iii.	The Trust filed the Amendment on February 14, 2023 to give notice of the proposed changes to the Fund’s principal investments strategies. In addition, the proposed changes, which the Trust proposes to implement effective on or about April 28, 2023, were included in a supplement to the Fund’s prospectus and summary prospectus filed on April 6, 2023 and mailed to Fund shareholders.

iv.	The Sub-Adviser estimates that over 90% of the Fund’s shareholders are U.S. retail investors.

v.	The Sub-Adviser notes that the proposed strategy change from holding substantially all of the S&P 500 securities to a portfolio of 40-80 securities will result in significant repositioning and that approximately 75%or more of the Fund’s portfolio will be turned over.

vi.	As of the date of the filing of this response letter, no shareholders or Authorized Participants have contacted the Trust with complaints regarding the proposed changes to the Fund’s principal investment strategies. The Trust is not aware of any shareholders or Authorized Participants contacting any intermediaries with complaints regarding the proposed changes.

Principal Investment Strategy

2.	Please clarify what the Sub-Adviser means by “market returns.” What “market” is being referred to? What does “lower volatility” mean (e.g., does the Fund have a target level of volatility)?

Response: The Prospectus has been updated to clarify the foregoing terms. In particular, the phrase “market returns” refers to U.S. large capitalization stocks as represented by the S&P 500. Also, the Fund does not have a target volatility. The phrase “lower volatility” means that the Fund seeks a lower annual price variance as compared to the S&P 500 on an annual basis.

3.	Please tell us why it is consistent with Section 35(d) of the 1940 Act and investor expectations to have overall equity market exposures as low as 50%.

Response: Section 35(d) of the 1940 Act makes it unlawful for an investment company to have a deceptive or misleading name. To date, the SEC has adopted only Rule 35d-1 under the 1940 Act to specifically regulate what constitutes a deceptive or misleading name. The Trust believes that the Fund complies with the requirements of Rule 35d-1 given its policy to invest at least 80% its net assets (plus any borrowings made for investment purposes) in U.S. equity securities comprising the S&P 500 Index.

While the Fund may have equity market exposure as low as 50%, the Trust believes that the Fund’s ability to have overall equity market exposures as low as 50% is consistent with the “active hedge” component of Fund’s name. Hedging is commonly understood to be an investment strategy which involves taking a position with the purpose of reducing the risk of adverse price movements in another asset. Accordingly, the Trust believes that the Fund’s investment strategies are consistent with the combination of “Active Hedge” and “U.S. Equity” in the Fund’s name and are not misleading or deceptive for purposes of Section 35(d) of the 1940 Act. The Trust further notes that the Fund’s name is also consistent with its unchanged investment objective, which is to seek capital appreciation with reduced volatility as compared to the S&P 500 Index. Further, when the Fund may have lower equity market exposures, the Fund’s portfolio will be actively hedged to seek to reduce overall volatility. As a result, the Trust believes the Fund’s name aligns in a clear and straightforward manner with its strategy and likely investor expectations.

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4.	With regard to the Fund’s vertical spread strategy, please clarify what it means to “protect the Fund’s core equity portfolio”? Clarify when the Fund will use this strategy and from what it is designed to protect.

Response: The Prospectus has been updated to clarify the foregoing. In particular, the Fund may employ the vertical spread strategy when the Sub-Adviser anticipates heightened market volatility. This strategy is designed to provide a hedge (protect against declines) for a portion of the Fund’s portfolio, but at a lower cost than other approaches (e.g., selling a put option).

5.	With regard to the Fund’s covered call strategy, please clarify when and why it would be used.

Response: The Prospectus has been updated to clarify the foregoing. In particular, the Fund may employ the covered call strategy when the Sub-Adviser has set a specific sell target price for a security. In that case, the Fund will write a covered call option at that same target price, which will generate income if the security reaches that predetermined exit price.

Performance

6.	With respect to the statement that “performance information for the Fund is not included because the Fund has not completed a full calendar year of operations as of the date of this Prospectus,” please confirm to the Staff whether it will remain accurate as of the 485(b) filing, or it will be updated in the 485(b) filing. If the disclosure will be updated, please provide it in correspondence to the Staff.

Response: The disclosure will be updated to provide the required disclosure as the Fund was operating for the entire 2022 calendar year. The performance information was provided to the Staff supplementally via email on April 10, 2023.

Financial Highlights

7.	We note that net realized and unrealized gain (loss) on investments for the six-month period ended September 30, 2022 was ($4.49) per share outstanding. Tell us in correspondence the primary investments and strategies that contributed to the losses during this period. To the extent that such investments and strategies will continue to be principal, please tell us where and how you have disclosed such investments and strategies, and their related risks in your prospectus.

Response: During the six-month period ended September 30, 2022, the Fund was primarily invested in U.S. large-cap stocks, which performed negatively (and caused approximately 95% of the losses). The Sub-Adviser sought to lower the Fund’s volatility (i.e., hedge the portfolio) by rolling exposure to VIX options (which expired worthless and did not hedge the Fund’s portfolio). The VIX Index did not reflect the “risk off” behavior it has historically, which prompted the proposed enhancements to the Fund’s strategy. The Fund will continue to invest in U.S. equity securities as a principal investment strategy. As noted in response to Comment No. 3 above, the Fund has a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. equity securities comprising the S&P 500 Index. The Fund’s principal risks include disclosure relating to “Equity Market Risk” and “Market Capitalization Risk.”

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Cayman Subsidiary

8.	We note that the Fund will utilize a Subsidiary, please:

i.	Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own;

ii.	Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is an adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined;

iii.	Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary;

iv.	Confirm in correspondence that the Subsidiary and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and

v.	Supplementally confirm that the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States.

Response:

i.	The Trust confirms that Prospectus has been revised to include the disclosure.

ii.	The Trust confirms supplementally that the Board has approved the investment advisory agreement relating to the Subsidiary, and that such agreement was filed with the SEC as an exhibit to Post-Effective Amendment No. 51 to the Trust’s registration statement on Form N-1A. The Trust respectfully declines to add additional disclosure to the Prospectus because the Trust believes the fourth paragraph under the section titled “Management–Investment Adviser” in the Prospectus provides the required disclosure relating to the investment advisory agreement for the Subsidiary.

iii.	The Trust responds by noting that the Subsidiary is not a registered investment company under the 1940 Act and therefore the Subsidiary is not subject to the requirements of Section 17 thereof. As a matter of practice, the Subsidiary seeks to comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The Fund and the Subsidiary utilize the same custodian, U.S. Bank National Association.

iv.	The Subsidiary and/or its board of directors, for so long as the Fund is the sole investor in the Subsidiary, will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

v.	The Trust confirms that the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Toroso Investments, LLC

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